Filed by Quantum Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Advanced Digital Information Corporation

Commission File No.: 0-21103

Quantum Corporation to Acquire Advanced Digital Information Corporation

May 2, 2006, 1:05 p.m. PDT – Page 1

To:         All Quantum Employees Worldwide

From:     Rick Belluzzo

Date:      May 2, 2006

RE:         Quantum Acquiring ADIC

To All Quantum Employees:

As you know, over the past three years we have worked aggressively to strengthen our operational and execution platform. As a result of those efforts, we’ve built a solid foundation, delivered profitability, greatly improved our product line and resolved a long list of legacy issues. Now we’re ready to take the next step that will allow us to build greater scale, improve our market performance and ultimately achieve growth.

With those goals in mind, I’m very excited to be able to share the news that Quantum has signed a definitive agreement to acquire ADIC. By bringing together the two leading, independent backup, recovery and archive providers, we’ll be able to offer greater value to our customers, shareholders and employees. Our complementary strengths will allow us to create a more profitable tape business, expand our market access and build a stronger growth platform – and all of these things equate to additional revenue opportunities.

I’ve attached the press release we issued today and will be talking more about this in our all-employee meeting tomorrow, along with our FQ4’06 results. I look forward to telling you more about it then.

Rick

Additional Information and Where to Find It

Quantum plans to file with the SEC a Registration Statement on Form S 4 in connection with the transaction, and ADIC plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Quantum, ADIC, the transaction and related matters. Investors and stockholders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and stockholders will be able to obtain free copies of the Registration Statement and the

Proxy Statement/ Prospectus and other documents filed with the SEC by Quantum and ADIC through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from Quantum by contacting Investor Relations at (408) 944-4450 or IR@quantum.com, or from ADIC by contacting Stacie Timmermans at (425) 881-8004 or stacie.timmermans@adic.com.

Quantum and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ADIC in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: This communication contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the products, services and storage solutions that Quantum will provide after the closing of the transaction, and the effect of the merger on Quantum’s financial position. Such statements are just predictions and involve risks and uncertainties such that actual results and performance may differ materially. Factors that might cause such a difference include the failure to (1) receive regulatory approval and approval from ADIC’s stockholders for the acquisition, (2) successfully integrate ADIC, its products and its employees into Quantum and achieve expected synergies, (3) compete successfully in the highly competitive and rapidly changing marketplace for backup, recovery, archive and other storage products and services, and (4) retain ADIC’s key employees. A detailed discussion of other risks and uncertainties that could cause actual results or events to differ materially from such forward-looking statements is included Quantum’s and ADIC’s most recent filings with the Securities and Exchange Commission.